EXHIBIT 99.1

               July 18, 2002


               For media inquiries:                  For financial inquiries:
               Katherine Taylor                      John Hecht
               Investor Relations Manager            Chief Financial Officer
               815-961-7164                          815-961-2787


               AMCORE FINANCIAL, INC. REPORTS 11 PERCENT INCREASE
        IN EARNINGS PER SHARE FOR SECOND QUARTER; ASSET QUALITY IMPROVES

    ROCKFORD, IL -- AMCORE Financial, Inc. (Nasdaq: AMFI) reported diluted earnings per share for second quarter 2002 of $0.42, an 11 percent increase, compared to $0.38 per diluted share in the second quarter of 2001. Net income for the second quarter was $10.6 million, an increase of 8 percent from the $9.8 million in the prior-year period. Asset quality also improved compared to both the same period a year ago and the previous quarter.

    Commenting on AMCORE's results, Kenneth E. Edge, president and chief executive officer, said: "This was a good quarter for AMCORE. Second quarter results demonstrate the positive impact of our efforts to increase core deposits, grow loan volume, improve asset quality and expand along the I-90 corridor. Each of these initiatives is an important contributor to AMCORE's long-term success. Strong commercial opportunities in the I-90 corridor are driving loan growth. In addition, AMCORE's indirect automobile lending operation grew 14 percent during the quarter. Net interest margin showed significant improvement as we continued to lower our cost of funds."

    Highlights
    ----------

     o Net interest income increased 10 percent to $32.2 million from $29.2 million a year ago.

     o    The net interest margin improved 19 basis points to 3.51 percent from
          3.32 percent during the same period in 2001.

     o Loan balances grew 7 percent from a year ago and were up 20 percent on an annualized basis from the first quarter.

     o Non-interest income, excluding the 2001 $8.7 million gain on branch sales, declined $648,000.

     o    Operating expenses rose $226,000, or less than 1 percent.

     o Total non-performing loans declined $2.7 million, or 8 percent, from June 30, 2001 and $3.3 million, or 10 percent, from March 31, 2002.

     o    Net charge-offs decreased to $2.4 million in the second quarter, or
          0.37 percent annualized, compared to $3.5 million or .56 percent annualized during the same period a year ago and $2.9 million or 0.46 percent annualized from the first quarter of this year.

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                                                                          1 of 3

    Second Quarter Results
    ----------------------


    Key performance ratios showed improvement during the second quarter compared to a year ago. Return on average assets increased to 1.01 percent from 0.96 percent in second quarter 2001. Return on average equity increased to 13.29 percent from 12.50 percent in second quarter 2001. Net interest margin increased 19 basis points to 3.51 percent from 3.32 percent in second quarter 2001.

    Net interest income in second quarter 2002 was up 10 percent from a year ago, or $3.0 million, driven by a 27 percent reduction in total interest expense. The reduction in interest expense was a reflection of declining short-term interest rates where deposits and other funding sources repriced more rapidly than loans and investment securities.

    Provisions for loan losses declined $4.9 million, or 65 percent, compared to second quarter 2001. During second quarter 2001, increased non-performing loans, higher charge-offs and delinquencies and concerns over the economy's impact, particularly on commercial borrowers, led to a strengthening of reserves. Comparable additions to the reserve were not necessary during second quarter 2002 as asset quality and reserve coverage of non-performing loans showed improvement.

    Loan balances increased 7 percent, or $168.9 million, to $2.7 billion from a year ago. This increase was due to strong commercial real estate and indirect automobile loan growth. Partially offsetting this growth was a $95.3 million, or 22 percent, decline in 1-to-4 family real estate loans. These loans declined due to the impact of refinancing in this historically low interest rate environment.

    Total core deposits increased 5 percent, or $142.1 million, compared to a year ago and 3 percent, or $87.3 million, since March 31, 2002. This growth reflects aggressive company wide efforts to attract additional core deposits, with an emphasis on primary transaction account business.

    Total non-interest income was down 38 percent, or $9.3 million, compared to the same period a year ago. The decrease was mainly due to the gain on branch sales in second quarter 2001. Excluding the gain on branch sales, non-interest income declined only $648,000 due to lower trust and asset management revenues and mortgage revenues.

    Trust and asset management revenues decreased $646,000, or 10 percent, to $6.2 million in second quarter 2002. Declines in the equity markets, especially the S&P 500 companies, impacted the value of AMCORE-managed assets, which in turn, caused a reduction in fee revenue. Mortgage revenues decreased 73 percent, or $1.4 million, compared to the prior-year period and were primarily due to a $1.3 million charge for impairment of mortgage servicing rights from higher than expected prepayments.

    Security gains were $625,000 for the second quarter compared to a loss of $2.3 million during the same period a year ago. The losses in 2001 were due to a restructuring of the investment portfolio that reduced interest rate risk, particularly in mortgage-related securities and securities with low yields and/or longer durations.

    Total operating expenses increased 0.7 percent, or $226,000, to $31.5 million in second quarter 2002 from a year ago. The second quarter of 2002 includes increased operating costs attributable to the Company's branch expansion efforts. The second quarter of 2001 included $509,000, or approximately $0.02 per share of goodwill amortization. Amortization of goodwill was discontinued pursuant to SFAS No. 142, a new accounting standard effective January 1, 2002. No transition impairment charge was required. Compared to the previous quarter, expenses were essentially flat. "AMCORE's branch expansion program will continue to result in higher operating costs as new branches open along the I-90 corridor. The magnitude of the increases will be driven by the pace of new branch openings as we move into these higher growth markets," Edge said.

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                                                                          2 of 3

    Asset Quality & Reserves
    ------------------------

    Total non-performing loans decreased 8 percent, or $2.7 million, from June 30, 2001 and $3.3 million, or 10 percent, from March 31, 2002. Loans 90 days past due and still accruing decreased $9.6 million, or 59 percent, from the same period a year ago and $1.5 million, or 18 percent, from March 31, 2002.

    Net charge-offs were $2.4 million, a decrease of $1.2 million and $493,000 from second quarter 2001 and first quarter 2002, respectively. Net charge-offs were 37 basis points of average loans on an annualized basis during second quarter 2002. This compares to 56 basis points and 46 basis points, respectively, for second quarter 2001 and first quarter 2002.

    The ending allowance for loan losses in second quarter 2002 rose to $34.0 million from $33.0 million during the same period a year ago and from $33.7 million at March 31, 2002. The allowance for loan losses, as a percentage of ending loans, decreased to 1.27 percent from 1.32 percent at June 30, 2001 and
1.33 percent at March 31, 2002. The allowance to non-performing loans improved to 115 percent up from 103 percent both at June 30, 2001 and at March 31, 2002.

    AMCORE Financial, Inc. focuses on delivering high performance asset management and tailored financial business products to customers in selected high growth Midwestern markets. The Company is headquartered in Northern Illinois with investment assets under administration of nearly $5.8 billion and banking assets of $4.3 billion with 63 locations in Illinois, Wisconsin and Iowa. In addition to its banking subsidiary, the company has two financial services companies: AMCORE Mortgage, Inc. and AMCORE Investment Group. AMCORE Mortgage provides a variety of mortgage lending products and services to individuals. AMCORE Investment Group provides the following services: trust, brokerage, capital management, mutual fund administration, employee benefit plan record keeping and is the investment advisor for the Vintage family of mutual funds.

    This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of AMCORE. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. These statements are based upon beliefs and assumptions of AMCORE'S management and on information currently available to such management. The use of the words "believe", "expect", "anticipate", "plan", "estimate", "may", "will" or similar expressions are forward looking statements. Forward-looking statements speak only as of the date they are made, and AMCORE undertakes no obligation to update publicly any of them in light of new information or future events.

    Contemplated, projected, forecasted or estimated results in such forward-looking statements involve certain inherent risks and uncertainties. A number of factors - many of which are beyond the ability of the company to control or predict - could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following possibilities: (I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (II) adverse state and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers; (IV) inability to carry out marketing and/or expansion plans; (V) loss of key executives or personnel; (VI) changes in interest rates including the effect of prepayment; (VII) general economic and business conditions which are less favorable than expected; (VIII) equity and fixed income market fluctuations; (IX) unanticipated changes in industry trends;
(X) unanticipated changes in credit quality and risk factors; (XI) success in gaining regulatory approvals when required; (XII) changes in Federal Reserve Board monetary policies; (XIII) unexpected outcomes on existing or new litigation in which AMCORE, its subsidiaries, officers, directors or employees are named defendants; (XIV) technological changes; (XV) changes in accounting principles generally accepted in the United States of America (XVI) changes in assumptions or conditions affecting the application of "critical accounting policies": (XVII) inability of third-party vendors to perform critical services to the company or its customer.; and, (XVIII) the economic impact of the terrorist attacks on the U.S. on September 11 and the U.S. response to those attacks.

    AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial, Inc. can be found at the company's website at http://www.AMCORE.com and at www.VintageFunds.com.

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                                                                          3 of 3

                             AMCORE Financial, Inc.
                     CONSOLIDATED KEY FINANCIAL DATA SUMMARY

(dollars in thousands, except per share data)
                                                Quarter Ended                      Six Months Ended     Trailing Twelve Months Ended
                                     -----------------------------------------------------------------  ----------------------------
                                            June 30,     Percent   March 31,      June 30,      Percent        June 30,      Percent
Key Financial Highlights & Ratios (A)   2002      2001   Change      2002      2002      2001   Change     2002       2001   Change
------------------------------------------------------------------------------------------------------------------------------------
Net revenues (B) ................    $ 48,207  $ 51,695   (6.7%)  $ 47,287  $ 95,494  $ 97,214   (1.8%)  $195,219   $189,296   3.1%
Net interest income (FTE) .......      33,952    31,333    8.4%     31,993    65,945    62,676    5.2%    131,201    127,161   3.2%
Operating expenses ..............      31,493    31,267    0.7%     31,431    62,924    61,189    2.8%    125,370    119,124   5.2%
Net income ......................      10,583     9,762    8.4%      9,926    20,509    19,956    2.8%     42,796     41,271   3.7%
Diluted earnings per share ......        0.42      0.38   10.5%       0.40      0.82      0.76    7.9%       1.70       1.56   9.0%
Cash dividends per share ........        0.16      0.16    0.0%       0.16      0.32      0.32    0.0%       0.64       0.64   0.0%
Book value per share ............       13.39     12.24    9.4%      12.51

Shares outstanding (in thousands)
   Average diluted ..............      24,926    25,967    (4.0%)   24,851    24,890    26,138   (4.8%)
   Ending .......................      24,699    25,610    (3.6%)   24,646

Return on average assets ........        1.01%     0.96%   0.05%      1.01%     1.01%     0.96%   0.05%
Return on average equity ........       13.29%    12.50%   0.79%     13.02%    13.16%    12.74%   0.42%
Net interest margin (FTE) .......        3.51%     3.32%   0.19%      3.50%     3.51%     3.27%   0.24%
Efficiency Ratio (FTE) (C) ......       62.73%    63.17%  (0.44%)    63.74%    63.23%    62.66%   0.57%

(A) 2001 Ratios are calculated using net income before accounting change.
(B) Includes net security gains (losses).
(C) 2001 Ratios also exclude branch gains, portfolio restructuring and severance expense.

                                                         Quarter Ended                                   Six Months Ended
                                          -----------------------------------------------    -----------------------------------
                                                 June 30,             Percent   March 31,            June 30,            Percent
Income Statement                            2002         2001          Change     2002          2002         2001         Change
-----------------------------------------------------------------------------------------    -----------------------------------
Interest income ......................    $  63,565    $  72,107       (11.8%)  $  60,711    $ 124,276    $ 147,733       (15.9%)
Interest expense .....................       31,372       42,872       (26.8%)     30,532       61,904       89,272       (30.7%)
                                          -----------------------------------------------    -----------------------------------
   Net interest income ...............       32,193       29,235        10.1%      30,179       62,372       58,461         6.7%
Provision for loan losses ............        2,653        7,557       (64.9%)      2,640        5,293        9,713       (45.5%)
Non-interest income:
   Trust & asset management income ...        6,189        6,835        (9.5%)      6,690       12,879       13,617        (5.4%)
   Service charges on deposits .......        4,113        3,734        10.1%       3,867        7,980        6,808        17.2%
   Mortgage revenues .................          499        1,855       (73.1%)      1,845        2,344        3,296       (28.9%)
   Company owned life insurance income        1,469        1,386         6.0%       1,257        2,726        2,430        12.2%
   Gain on branch sales ..............           --        8,695         N/M           --           --        8,695         N/M
   Other .............................        3,119        2,227        40.1%       2,715        5,834        5,436         7.3%
                                          -----------------------------------------------    -----------------------------------
      Total non-interest income ......       15,389       24,732       (37.8%)     16,374       31,763       40,282       (21.1%)
Net security gains (losses) ..........          625       (2,272)      127.5%         734        1,359       (1,529)      188.9%
Operating expenses:
   Personnel costs ...................       18,257       17,457         4.6%      18,212       36,469       34,129         6.9%
   Net occupancy expense .............        1,948        1,798         8.3%       1,901        3,849        3,860        (0.3%)
   Equipment expense .................        1,932        2,014        (4.1%)      1,852        3,784        4,174        (9.3%)
   Data processing expense ...........        1,616        1,486         8.7%       1,645        3,261        3,002         8.6%
   Professional fees .................        1,074        1,036         3.7%       1,021        2,095        2,152        (2.6%)
   Advertising & business development         1,145        1,289       (11.2%)      1,246        2,391        2,125        12.5%
   Amortization of intangible assets .           36          534       (93.3%)         35           71        1,085       (93.5%)
   Communication expense .............        1,027        1,003         2.4%       1,032        2,059        2,047         0.6%
   Other .............................        4,458        4,650        (4.1%)      4,487        8,945        8,615         3.8%
                                          -----------------------------------------------    -----------------------------------
      Total operating expenses .......       31,493       31,267         0.7%      31,431       62,924       61,189         2.8%
                                          -----------------------------------------------    -----------------------------------
Income before income taxes ...........       14,061       12,871         9.2%      13,216       27,277       26,312         3.7%
Income taxes .........................        3,478        3,109        11.9%       3,290        6,768        6,581         2.8%
                                          -----------------------------------------------    -----------------------------------
Net income before accounting change ..    $  10,583    $   9,762         8.4%   $   9,926    $  20,509    $  19,731         3.9%
Accounting change, net of tax ........           --           --         N/M           --           --          225         N/M
                                          -----------------------------------------------    -----------------------------------
Net income ...........................    $  10,583    $   9,762         8.4%   $   9,926    $  20,509    $  19,956         2.8%
                                          ===============================================    ===================================
Segment Earnings
------------------------------------------
  Commercial Banking.................     $   5,573    $   3,025        84.2%   $   4,897    $  10,470    $   8,054        30.0%
  Retail  Banking....................         2,558        1,350        89.5%       2,828        5,386        4,070        32.3%
  Trust & Asset Management...........           927          978        (5 2%)        971        1,898        1,827         3.9%
  Mortgage Banking...................          (180)         493      (136 5%)        544          364        1,023       (64.4%)
  Other..............................         1,705        3,916       (56.5%)        686        2,391        4,982       (52.0%)
                                          -----------------------------------------------    -----------------------------------
Total Segments.......................     $  10,583    $   9,762         8.4%   $   9,926    $  20,509    $  19,956         2.8%
                                          ===============================================    ===================================

AMCORE Financial, Inc.

                                                               Quarter Ended June 30,                Six Months Ended June 30,
                                                      ------------------------------------------------------------------------------
                                                              2002                2001                 2002               2001
                                                      ------------------------------------------------------------------------------
(dollars in thousands)                      Ending      Average   Yield/    Average   Yield/    Average   Yield/   Average    Yield/
                                            Balance     Balance    Rate     Balance    Rate     Balance    Rate    Balance     Rate
------------------------------------------------------------------------------------------------------------------------------------
Assets:
   Taxable securities ..................  $1,009,643  $  982,459   5.76%  $  892,018   6.68%  $  913,937   5.73%  $  913,538   6.77%
   Tax-exempt securities (FTE) .........     240,954     236,433   7.52%     281,810   7.68%     239,355   7.57%     283,446   7.68%
   Other earning assets ................      11,287      21,319   1.66%      23,538   4.40%      18,494   1.57%      27,481   5.20%
   Loans held for sale .................      28,759      26,944   7.10%      40,399   5.89%      39,487   6.50%      38,289   6.84%
   Gross loans (FTE) ...................   2,670,647   2,602,993   7.09%   2,531,096   8.34%   2,556,837   7.15%   2,561,457   8.45%
                                          ------------------------------------------------------------------------------------------
      Total Earning Assets (FTE) .......  $3,961,290  $3,870,148   6.79%  $3,768,861   7.89%  $3,768,110   6.83%  $3,824,211   7.98%
   Intangible assets ...................      15,857      15,874              17,328              15,894              17,403
   Other non-earning assets ............     309,779     316,688             303,983             310,387             288,874
                                          ------------------------------------------------------------------------------------------
Total Assets ...........................  $4,286,926  $4,202,710          $4,090,172          $4,094,391          $4,130,488
                                          ==========================================================================================
Liabilities & Stockholders' Equity:
   Interest bearing deposits ...........  $2,748,731  $2,712,361   3.41%  $2,591,569   4.90%  $2,618,182   3.46%  $2,650,849   5.09%
   Non-interest bearing deposits .......     369,395     356,195             345,543             353,150             345,358
                                          ------------------------------------------------------------------------------------------
      Total Deposits ...................   3,118,126   3,068,556           2,937,112           2,971,332           2,996,207
                                          ------------------------------------------------------------------------------------------
   Short-term borrowings ...............     548,348     533,888   4.04%     455,285   5.85%     515,577   4.13%     449,558   6.01%
   Long-term borrowings ................     217,752     217,766   5.92%     308,757   5.96%     228,173   5.94%     297,654   6.11%
                                          ------------------------------------------------------------------------------------------
      Total Interest Bearing Liabilities  $3,514,831  $3,464,015   3.66%  $3,355,611   5.12%  $3,361,932   3.73%  $3,398,061   5.30%
   Other liabilities ...................      71,983      63,169              75,700              64,997              74,827
                                          ------------------------------------------------------------------------------------------
      Total Liabilities ................  $3,956,209  $3,883,379          $3,776,854          $3,780,079          $3,818,246
      Stockholders' Equity .............     330,717     319,331             313,318             314,312             312,242
                                          ------------------------------------------------------------------------------------------
Total Liabilities & Stockholders' Equity  $4,286,926  $4,202,710          $4,090,172          $4,094,391          $4,130,488
                                          ==========================================================================================

                                                ----------------------------------------------------------------------------------
                                                             Quarter Ended                                 Six Months Ended
                                                ----------------------------------------------------------------------------------
                                                      June 30,       Percent   March 31,  Percent        June 30,         Percent
Asset Quality                                     2002       2001    Change      2002     Change     2002        2001     Change
----------------------------------------------------------------------------------------------------------------------------------
Ending allowance for loan losses..............  $ 33,986   $ 33,006     3.0%   $ 33,710     0.8%
Net charge-offs...............................     2,377      3,547   (33.0%)     2,870   (17.2%)   $ 5,247    $ 5,105      2.8%
Net charge-offs to average loans (D)..........      0 37%      0 56%  (0.19%)      0.46%  (0.09%)      0.41%      0.40%     0.01%

Non-performing assets:
   Non-performing loans - nonaccrual..........  $ 29,457   $ 32,116    (8.3%)  $ 32,796   (10.2%)
   Foreclosed real estate (OREO)..............     3,844      1,960    96.1%      6,583   (41.6%)
   Other foreclosed assets....................     1,270        736    72.6%      1,311    (3.1%)
                                                ------------------------------------------------
      Total non-performing assets.............  $ 34,571   $ 34,812    (0.7%)  $ 40,690   (15.0%)
                                                ================================================

Loans 90 days past due & still accruing.......  $  6,579   $ 16,182   (59.3%)  $ 8,046    (18.2%)

(D) On an annualized basis.

                                                  June 30,             March 31,
Key Asset Quality Ratios                     2002     2001     Change    2002
--------------------------------------------------------------------------------
  Allowance to ending loans...............   1.27%     1.32%   (0.05%)   1.33%
  Allowance to non-performing loans....... 115.37%   102.77%   12.60%  102.79%
  Non-performing loans to loans...........   1.10%     1.28%   (0.18%)   1.29%
  Non-performing assets to loans & OREO...   1.29%     1.39%   (0.10%)   1.60%
  Non-performing assets to total assets...   0.81%     0.86%   (0.05%)   0.99%

Capital Adequacy
  Total risk-based capital................  11.25%    12.51%   (1.26%)
  Tier 1 risk-based capital...............  10.18%    11.38%   (1.20%)
  Leverage ratio..........................   7.79%     8.18%   (0.39%)